

November 5, 2012

Via E-mail
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, NY 10019

> **Re:** **Silvercrest Asset Management Group Inc.**
> **Amendment No.3 to Registration Statement on Form S-1**
> **Filed October 30, 2012**
> **File No. 333-183963**

Dear Mr. Campbell:

We have reviewed your registration statement and have the following comments.

Our Structure and Reorganization, page 6

1. Please revise your organizational chart presentation to clarify what the 59.0% of L.P. Interests – Class B Units in Silvercrest L.P. and the 41% of G.P. Interest – Class A Units in Silvercrest L.P. represent. If they represent voting interests, please add to the presentation to include economic interest holders and the corresponding percentages.

Unaudited Pro Forma Consolidated Financial Information, page 66
Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011, page 67

2. We note the additional disclosures you provided to Note 3(A) in response to comment five in our letter dated October 19, 2012. As previously requested, please explain how you calculated the rate benefit from the flow through entity. Please refer to Rule 11-02(b)(6) of Regulation S-X and Instruction 7 to Rule 11-02(b) of Regulation S-X for guidance. Please also address this comment for your interim presentation.

3. Please revise the line item, net income, to clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

4. We note the calculation of net income attributable to non-controlling interests you included in Note (3)(B) in response to comment six in our letter dated October 19, 2012. Please expand this disclosure to reconcile your disclosure that there are 429,950 deferred equity units outstanding as of December 31, 2011 with the disclosures in Note 17 to the audited annual financial statements. Please provide a similar disclosure for your interim

financial statement presentation. Finally, please provide your calculation of the portion of provision for income taxes allocated to non-controlling interest for both periods presented. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

<u>Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73</u>

5.   We note your disclosure in Note (3)(A) that the $10 million distribution of previously undistributed earnings will be funded from existing cash balances of Silvercrest L.P. Please clarify this statement in light of the fact that cash and cash equivalents as of June 30, 2012 as adjusted before the offering is $4.45 million.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Christina E. Melendi, Esq. (Via E-mail)
       Bingham McCutchen LLP